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                            September 20, 2022

       Eitar Zamir
       Chief Financial Officer
       Stratasys Ltd.
       1 Holtzman Street
       Science Park
       P.O. Box 2496
       Rehovot, Israel 76124

                                                        Re: Stratasys Ltd.
                                                            Form 20-F for
Fiscal Year Ended December 31, 2021
                                                            Filed February 24,
2022
                                                            File No. 001-35751

       Dear Mr. Zamir:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for Fiscal Year Ended December 31, 2021

       Item 5. Operating and Financial Review and Prospects, page 68

   1. Please discuss and analyze material changes to your balance sheet, and discuss material events and
uncertainties that may impact your future financial condition. Refer to
                                                        Instruction 1 to Item 5
of Form 20-F and to Item 303(a) of Regulation S-K.
 Eitar Zamir
FirstName  LastNameEitar Zamir
Stratasys Ltd.
Comapany 20,
September  NameStratasys
               2022       Ltd.
September
Page  2    20, 2022 Page 2
FirstName LastName
A. Operating Results, page 69

2. We note that you list multiple factors that contribute to changes in your results. In future filings, as a best practice, quantify each material factor that contribute to a change in your results so as to provide investors with better insight to the underlying changes in your results. Refer to Instruction 1 to Item 5 of Form 20-F.
E. Critical Accounting Estimates, page 88

3. The disclosures of your critical accounting policies and estimates appear to be a repetition of certain of your significant accounting policies. Please revise your disclosures to address the material implications of the uncertainties that are associated with the methods, assumptions and estimates underlying your critical accounting estimates. Your expanded disclosure should address the risk related to using different assumptions and analyze their sensitivity to change based on outcomes that are deemed reasonably likely to occur. Refer to Item 303(b)(3) of Regulation S-K and the related Instruction 3 to paragraph (b) of Item
         303.
RPS Acquisition, page F-30

4. We note that on February 16, 2021, you acquired 100% of the outstanding shares of RPS and that you are obligated to make earn-out payments over the next two years. In that regard, tell us your consideration to disclose information that enables users of your financial statements to evaluate the nature and financial effect of this acquisition.
         Refer to ASC 805-10-50.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or Kimberly
Calder, Assistant Chief Accountant, at (202) 551-3701 with any questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Energy & Transportation